Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2016

CALGARY, August 4, 2016 - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the second quarter ended June 30, 2016. All figures are in Canadian dollars unless otherwise stated.

	Three months ended June 30			Six months ended June 30
	2016	2015	% change	2016	2015	% change
Financial (millions, except per share amounts)
Gross revenues (1,2)	$209	$360	(42)	$440	$700	(37)
Funds flow (2)	5	47	(89)	94	159	(41)
Basic per share (2)	0.01	0.09	(89)	0.19	0.32	(41)
Diluted per share (2)	0.01	0.09	(89)	0.19	0.32	(41)
Funds flow from operations (2)	55	85	(35)	102	162	(37)
Basic per share (2)	0.11	0.17	(35)	0.20	0.32	(38)
Diluted per share (2)	0.11	0.17	(35)	0.20	0.32	(38)
Net loss	(132)	(28)	>100	(232)	(276)	(16)
Basic per share	(0.26)	(0.06)	>100	(0.46)	(0.55)	(16)
Diluted per share	(0.26)	(0.06)	>100	(0.46)	(0.55)	(16)
Capital expenditures (3)	1	64	(98)	19	255	(93)
Net Debt (4)	$566	$2,205	(74)	$566	$2,205	(74)

Operations
Daily production
Light oil and NGL (bbls/d)	30,421	51,275	(41)	35,497	51,859	(32)
Heavy oil (bbls/d)	11,427	11,947	(4)	11,934	12,418	(4)
Natural gas (mmcf/d)	130	168	(23)	137	172	(20)

Total production (boe/d) (5)	63,568	91,164	(30)	70,289	93,024	(24)

Average sales price
Light oil and NGL (per bbl)	$49.66	$58.05	(14)	$40.99	$52.05	(21)
Heavy oil (per bbl)	25.18	46.44	(46)	19.75	38.06	(48)
Natural gas (per mcf)	$1.42	$2.78	(49)	$1.70	$2.93	(42)
Netback per boe (5)
Sales price	$31.20	$43.84	(29)	$27.38	$39.53	(31)
Risk management gain (loss)	4.27	(0.49)	>100	5.08	1.51	>100

Net sales price	35.47	43.35	(18)	32.46	41.04	(21)
Royalties	(0.63)	(4.72)	(87)	(0.87)	(4.51)	(81)
Operating expenses (6)	(12.70)	(18.15)	(30)	(12.87)	(18.38)	(30)
Transportation	(1.89)	(1.40)	35	(1.75)	(1.37)	28

Netback (2)	$20.25	$19.08	6	$16.97	$16.78	1

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	The terms “gross revenues”, “funds flow”, “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow and Funds Flow from Operations” in the attached Management Discussion and Analysis and “Non-GAAP Measures” sections below.
(3)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation. Includes the effect of capital carried by partners.
(4)	Net debt includes long-term debt and includes the effects of working capital and all cash held or cash offered for prepayment to lenders.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(6)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $3 million or $0.52 per boe (2015 - $3 million or $0.36 per boe) for the three months ended and $7 million or $0.55 per boe (2015 - $6 million or $0.36 per boe) for the six months ended.

President’s Message

Penn West recorded a notable second quarter and demonstrated the very strong investment case I believe the company presents. We delivered solid results in our operations and executed a key de-levering event that removes the long-standing debt overhang from the company. We are well on our way to completing the repositioning of our Company as a very focused, very profitable, liquids growth story in western Canada.

Amidst the market uncertainty, our teams stayed focused on the core business to deliver exceptional operational results. Second quarter production of 63,568 boe per day exceeded consensus estimates through a combination of the continued strong performance from Cardium wells drilled last winter and an improvement in the reliability of our base production. Additionally, our ongoing focus on reducing our cost structure allowed us to economically produce volumes that had been previously earmarked to be shut-in.

Second quarter operating expenses of $12.70 per boe, net of carry, came in meaningfully below expectations as a result of operating efficiencies in our well programs leading to a decrease in operating costs and additional overall cost savings, experienced both internally and at a macro level, which resulted in actual results below our initial estimates. Additionally, in the first half of 2016, we deferred several discretionary expenses, primarily related to turnarounds and workover activities, which we believe will result in a modest increase in operating costs in the second half of the year.

In the second quarter, the Company executed a number of asset dispositions, including the sale of its core Slave Point and Saskatchewan properties that dramatically de-levered the balance sheet and realized meaningful value for our shareholders. These dispositions, combined with signed agreements for an incremental $75 million in sales proceeds subsequent to the quarter, reduced our pro-forma Net Debt to approximately $491 million from $2.1 billion at year-end 2015. As a result, we have confirmed our compliance with all of our financial covenants and removed the going concern note previously included in our first quarter financial statements. Importantly, our markedly improved capital structure positions us competitively with our peers in terms of all significant debt metrics.

We will continue to streamline and high-grade the remainder of our portfolio this year in the final steps of our transformation into a leading Alberta oil producer. In the second half of this year, we expect to dispose of non-core assets with associated production of approximately 20,000 boe per day and generate between $100 million and $200 million in proceeds. We remain confident in our ability to sell these assets, as is evidenced by incremental signed agreements subsequent to the quarter.

We are excited to demonstrate the asset quality and strong economics of our core Cardium, Alberta Viking, and Peace River areas. We will take full advantage of our improved financial flexibility now afforded to us and are getting back to work on our future. As a result, we are increasing our capital expenditure program by approximately $40 million, fully paid for by full year funds flow from operations, to restart development in the Cardium and Alberta Viking. We plan to drill 5 wells in the Cardium, 11 wells in the Alberta Viking, and 19 gross wells in the Peace River area. We expect our second-half drilling program to add approximately 3,000 boe per day to our 2016 exit production and set us up for continued growth into next year.

Our teams have conducted a review of our preliminary 2017 plans and anticipate spending up to $150 million in total capital, including decommissioning expenditures, next year. The Cardium will remain the foundation of our development program supported by incremental growth in the Alberta Viking and meaningful cash generation at Peace River. Next year’s program will deliver core production growth of at least 10% from the fourth quarter of 2016 to the fourth quarter of 2017 and will be fully paid for by funds flow from operations.

We can already see the promise of a focused portfolio with our high quality, long life positions in the Cardium, Alberta Viking and Peace River areas. Our second-half 2016 program sets the stage for a long term vision of a top quartile Company with consistent production growth of at least 10% annually, fully funded by funds flow from operations, operating costs of $10 to $12 per boe, and low leverage metrics.

Financial and Operational Highlights

•	As at June 30, 2016, we were in compliance with all of our financial covenants under our lending agreements. Senior Debt to EBITDA was 3.9 times, relative to a 5.0 times limit. Our Net Debt was $566 million, a decrease from $2.1 billion at December 31, 2015. In 2016, we closed several asset dispositions for total proceeds of approximately $1.3 billion, which led to a significant improvement in our balance sheet and a reduction in long-term debt. This disposition activity resulted in compliance with all financial covenants at June 30 and as we expect to remain compliant as we move forward, we have removed the going concern note included in our first quarter 2016 financial statements.

•	On June 30, 2016, we had excess cash totaling $374 million from disposition proceeds that we can offer to our lenders at our discretion. We anticipate applying this cash to reduce our outstanding debt balance during the second half of the year. Assuming these proceeds were offered to lenders as a pro rata pre-payment, pro-forma Senior Debt to EBITDA at June 30, 2016 would have been 2.3 times.

•	Production in the second quarter averaged 63,568 boe per day, ahead of our expectations, primarily due to continued strong production results from our last winter drilling program. Additionally, fewer wells were shut-in than previously anticipated, which also contributed to our production results coming in ahead of expectations. Production in our core areas was approximately 24,000 boe per day in the second quarter.

•	Operating costs per boe, net of carry, were $12.70 during the second quarter as we successfully progressed on a number of strategies to reduce operating costs, with a specific focus on reducing repair & maintenance and workover activities. Additionally, we continued to benefit from cost reductions across the industry and efficiencies within our organization resulting in actual costs coming in below our estimates. In the first half of 2016, we deferred several discretionary expenses, primarily turnarounds and workover activities, into the second half of the year, which contributed to our operating costs coming in ahead of expectations thus far in 2016.

•	During the second quarter of 2016, we closed several asset dispositions for total proceeds of approximately $1.3 billion. These dispositions included our interests in Slave Point, all of our Saskatchewan properties, and several non-core Alberta assets. We plan to sell the remainder of our non-core assets, with associated production of approximately 20,000 boe per day, by the end of the year.

•	Subsequent to the end of the second quarter, we have entered into agreements to sell certain non-core assets as we continue to progress through our disposition initiatives. Estimated proceeds from these dispositions total approximately $75 million with associated average production of approximately 6,000 boe per day. These dispositions would reduce our pro-forma Net Debt to $491 million.

•	In the second half of this year, we plan to resume our development activities in our core areas. We are increasing our full year 2016 capital budget by approximately $40 million to $90 million, plus $15 million allocated for decommissioning expenditures. We expect the accelerated second half development program will increase our 2016 exit production by approximately 3,000 boe per day.

•	We expect full year 2016 production to average 55,000 – 57,000 boe per day in total, prior to the effect of additional dispositions, and 22,000 – 24,000 boe per day in our core areas. Full year operating costs are expected to average between $13.50 and $14.50 per boe and full year G&A costs are expected to average between $2.50 and $2.90 per boe.

Select Metrics in Core Areas

The table below outlines select metrics in our core areas for the six months ended June 30, 2016 and excludes the impact of hedging:

Area	Select Metrics – Six Months Ended June 30, 2016
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	18,500 boe/d	68%	$8.50/boe	$24.00/boe
Alberta Viking	1,000 boe/d	40%	$10.50/boe	$5.50/boe
Peace River(1)	5,000 boe/d	98%	$1.00/boe	$13.50/boe

Total Core	24,500 boe/d	73%	$7.00/boe	$21.00/boe

(1)	Net of carried operating costs

Operated Development Activity

During the second quarter, Penn West performed a comprehensive review of its core assets, particularly the growth potential of the Cardium and Alberta Viking. The analysis reaffirmed that Penn West’s assets are able to deliver strong economic returns in the current commodity price environment and supports further development of its core plays in the Cardium and Alberta Viking, which remain profitable on a full cycle basis.

The table below provides a summary of our operational activity during the second quarter:

	Number of Wells
	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	0.0	0.0	0.0	0.0	0.0	0.0
Alberta Viking	0.0	0.0	0.0	0.0	0.0	0.0
Peace River	2.0	1.1	2.0	1.1	2.0	1.1

Total Core	2.0	1.1	2.0	1.1	2.0	1.1

The additional financial flexibility provided through the meaningful asset dispositions in the quarter has allowed the Company to restart development drilling in the second half of the year. We are increasing our capital budget by approximately $40 million this year to focus on the Cardium and Alberta Viking.

We conducted a preliminary review of our 2017 development plans and anticipate spending up to $150 million in total capital, including decommissioning expenditures next year. The majority of the spending focus will be on primary and integrated development in the Cardium area. We expect to continue primary development of the Alberta Viking and maintain production levels in Peace River. We expect the 2017 program will be fully funded through funds flow from operations and will deliver core production growth of at least 10% from the fourth quarter of 2016 to the fourth quarter of 2017.

Cardium

In the Cardium, we plan to drill two wells in the J-Lease area of the Pembina and three wells in the Willesden Green area in the second half of 2016.

In the J-Lease area, our first quarter project to replace seven kilometers of pipeline to improve reliability of the gas gathering system has continued to generate positive results. Since completion of the project, production reliability in the area has improved. We plan to drill two wells in the area in the second half of the year. These wells are located in close proximity to wells drilled last year that continue to exceed expectations. Waterflood implementation through the cemented liner system is proceeding in the J-Lease area in the second half of 2016 to further support our existing well base, and is expected to improve overall project economics.

In the Crimson Lake area of Willesden Green, we plan to drill and complete three wells in the second half of the year. An existing well will be converted to a water injector well in order increase reservoir pressure and support production from offsetting wells. Our Crimson wells drilled in the fourth quarter of last year continue to perform well ahead of the type curve, making these wells some of our most productive Cardium wells drilled to date.

Alberta Viking

In the Alberta Viking, we plan to drill 11 wells in the Esther area in the second half of 2016. The 11 wells will be drilled and completed using a longer one-mile wellbore design. This lateral design was previously used in the Dodsland area of the Viking in the first quarter of 2016, which led to reductions in finding and development costs. We expect our technical expertise and experience in the Saskatchewan Viking will directly transfer into success in our second half Alberta Viking program.

Peace River

In collaboration with our joint venture partner, we are running a two-rig program in the Peace River area this year. In the second quarter, we drilled and brought on production two wells (1.1 net), bringing our well on production well count to 12 wells (6.6 net) for the year. We expect to drill 19 wells (10.5 net) in the second half of 2016. Approximately 90 percent of our working interest expenditures continue to be paid by our partner.

In the second quarter, we entered into a multi-year gas supply agreement with a subsidiary of Kineticor Resources Corp. in support of a proposed 100MW power plant in the Peace River area of Alberta. Upon completion, this power project will allow us to meet our associated gas conservation targets in the area and will significantly reduce our environmental impact.

Senior Secured Debt

In the second quarter, we closed asset dispositions for total proceeds of approximately $1.3 billion, reducing our Net Debt to approximately $566 million from $2.1 billion at year-end 2015, which is outlined as follows:

	As at	As at
(millions)	June 30, 2016	December 31, 2015
Syndicated bank facility and senior notes	$1,535	$1,940
Cash	($1,003)	($2)
Working capital deficiency (1) (2)	$34	$184

Net debt	$566	$2,122
Disposition proceeds subsequent to the second quarter of 2016	($75)	—

Pro-forma net debt	$491	$2,122

(1)	Includes Accounts receivable, Other current assets and Accounts payable and accrued liabilities.
(2)	Includes $3 million of working capital surplus included in Assets held for sale.

Subsequent to the quarter, we entered into agreements to sell an additional $75 million in non-core assets further decreasing our pro-forma Net Debt to approximately $491 million.

We continue to remain in compliance with all our financial covenants at June 30, 2016, including the Senior Debt to EBITDA covenant that was 3.9 times, relative to a 5.0 times limit. On June 30, 2016, we had additional excess cash totaling $374 million from disposition proceeds that we can offer as a pre-payment to our lenders at our discretion (Saskatchewan disposition proceeds already offered). Assuming these proceeds were offered to lenders as a pre-payment, pro-forma Senior Debt to EBITDA at June 30, 2016 would have been 2.3 times.

We anticipate remaining compliant with all our financial covenants for the foreseeable future and so we have removed the going concern note included in our first quarter 2016 financial statements.

The table below outlines the calculation of our Senior Debt to EBITDA covenant as at the end of the second quarter:

(millions, except ratios)	Twelve months ended June 30, 2016
Funds Flow	$115
Financing	$163
Realized gain on foreign exchange hedges on prepayments	($15)
Realized foreign exchange loss – debt prepayments	$79
Restructuring expenses	$39

EBITDA	$381
EBITDA contribution from assets sold (1)	($145)

EBITDA as defined by debt covenants	$236

Total senior notes	$1,193
Syndicated bank facility advances	$342

Total long-term debt	$1,535
Repayment from disposition proceeds (2)	$(627)
Letters of credit – financial (3)	$9

Total senior debt	$917

Senior Debt to EBITDA	3.89x

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Was offered to noteholders prior to June 30, 2016 and repaid in July 2016.
(3)	Letters of credit that are classified as financial are included in the Senior Debt calculation per the debt agreements.

In June 2016, upon the close of the Company’s Saskatchewan Viking disposition, the Company offered the $967 million of net proceeds received from this disposition for prepayment of outstanding senior notes and repayment of indebtedness on the Company’s syndicated bank facility on a pro rata basis. The offer was fully accepted and the pro rata syndicated bank facility allocation of $340 million was repaid in late June 2016. The remaining $627 million was subsequently prepaid in July 2016 to holders of its senior notes. This pre-payment excluded the above-mentioned $374 million of cash on hand at June 30, 2016 that we still have the ability to offer as a pro rata pre-payment to our lenders in the future.

Updated Hedging Position

Our hedging program continues to help reduce the volatility of our funds flow from operations, and thereby improves our ability to align capital programs going forward. We target having hedges in place for approximately 25 percent to 40 percent of our crude oil exposure, net of royalties, and 40 percent to 50 percent of our gas exposure, net of royalties.

Our positions as of August 4, 2016 are as follows:

	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2018
Oil Volume (bbl/d)	6,000	6,000	3,000	—	—	—	—
C$ WTI Price (C$/bbl)	$71.07	$71.24	$69.37	—	—	—	—
Gas Volume (mmcf/d)	19	19	17	15	13	11	4
AECO Price (C$/mcf)	$2.96	$2.96	$3.02	$2.73	$2.74	$2.99	$2.89

Updated 2016 Guidance and 2017 Preliminary Look

Due to the additional financial flexibility afforded the Company through the debt reduction efforts to date, and supported by our high confidence in the economic potential of our core assets, we will be resuming development in the Cardium and Alberta Viking in the second half of 2016. We are increasing our full year capital budget by approximately $40 million to $90 million, plus $15 million allocated to decommissioning expenditures. As a result, we expect to increase our 2016 exit production by approximately 3,000 boe per day. Our 2016 capital budget will be fully paid for by full year funds flow from operations.

We forecast full year 2016 production to average 55,000 – 57,000 boe per day in total, prior to the effect any dispositions subsequent to the second quarter. Full year production is expected to average between 22,000 - 24,000 boe per day in our core areas. Full year corporate operating costs are forecasted to average between $13.50 and $14.50 per boe and G&A costs are forecasted to average between $2.50 and $2.90 per boe.

Our guidance for the 2016 is as follows:

Metric		Guidance Range
Average Corporate Production (1)	boe/d	55,000 – 57,000
Average Core Area Production	boe/d	22,000 – 24,000

E&D Capital Expenditures	$ millions	$90
Decommissioning Expenditures	$ millions	$15

Corporate Operating Costs (1)	$/boe	$13.50 – 14.50
G&A Costs	$/boe	$2.50 – $2.90

(1)	Prior to the effect of any dispositions subsequent to the second quarter

We have conducted a review of our preliminary 2017 plans and anticipate spending up to $150 million in total capital, including decommissioning expenditures, next year. The Cardium will remain the foundation of our development program supported by incremental growth in the Alberta Viking and meaningful cash generation at Peace River. We expect next year’s program will deliver core production growth of at least 10% from the fourth quarter of 2016 to the fourth quarter of 2017 and will be fully paid for by funds flow from operations.

Conference Call and Webcast Details

A conference call and webcast presentation will be held to discuss our second quarter results at 9:00am MT (11:00am ET) on Thursday, August 4, 2016.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1227225&s=1&k=457F15D57D0452CCBB474A66CC24EF0E

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues. Such terms are explained under the heading “Non-GAAP Measures” in the attached Management’s Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we are well on our way to completing the repositioning of our Company as a very focused, very profitable, liquids growth story in western Canada; that the deferred discretionary expenses, primarily related to turnarounds and workover activities, will result in a modest increase in operating costs in the second half of the year, that our markedly improved capital structure positions us competitively with our peers in terms of all significant debt metrics, that we will continue to streamline and high-grade the remainder of our portfolio this year in the final steps of our transformation into a leading Alberta oil producer, that we expect to dispose of assets with associated production of approximately 20,000 boe per day and generate between $100 million and $200 million in additional proceeds by the end of 2016 and that we remain confident in our ability to sell these assets, that we will take full advantage of our improved financial flexibility now afforded to us and are getting back to work on our future, that we are increasing our capital expenditure program by approximately $40 million (plus $15 million allocated for decommissioning expenditures), fully paid for by full year funds flow from operations, to restart development in the Cardium and Alberta Viking, planning to drill 5 wells in the Cardium, 11 wells in the Alberta Viking, and 19 (10.5) gross wells in the Peace River area, the expectation that our second-half drilling program to add approximately 3,000 boe per day to our 2016 exit production and set us up for continued growth into next year, that we anticipate spending approximately $150 million in total capital, including decommissioning expenditures, next year, that the Cardium will remain the foundation of our development program supported by incremental growth in the Alberta Viking and meaningful cash generation at Peace River, that next year’s program will deliver core production growth of at least 10% from the fourth quarter of 2016 to the fourth quarter of 2017 and will be fully paid for by funds flow from operations, that our second half program sets the stage for a long term vision of a top quartile Company with consistent production growth of at least 10% annually, fully funded by funds flow from operations, operating costs of $10 to $12 per boe, and low leverage metrics, that we expect to remain compliant with our financial covenants as we move forward, that we can offer, at our discretion, $374 million from disposition proceeds to our lenders and that we anticipate applying this cash to reduce our outstanding debt balance during the second half of the year, that the estimated proceeds from disposition of non-core assets sales with agreements entered into are approximately $75 million with associated average production of 6,000 boe per day, that we expect full year 2016 corporate production to average 55,000 – 57,000 boe per day in total, prior to the effect of additional dispositions, and 22,000 – 24,000 boe per day in our core areas, that our full year corporate operating costs are expected to average between $13.50 and $14.50 per boe and full year G&A costs are expected to average between $2.50 and $2.90 per boe, that Penn West’s assets are able to deliver strong economic returns in the current commodity price environment and supports further development of its core plays in the Cardium and Alberta Viking, which remain profitable on a full cycle basis, that the majority of the spending focus will be on primary and integrated development in the Cardium, that we expect to continue primary development of the Alberta Viking and maintain production levels in Peace River, that in the Cardium we plan to drill two wells in the J-Lease area of the Pembina and three wells in the Willesden Green in the second half of 2016, that the waterflood implementation through the cemented liner system is proceeding in the J-Lease area in the second half of 2016 to further support our existing well base, which is expected to improve overall project economics, that in the Willesden Green area we plan to drill and complete three wells and an existing well is set to be converted to a water injector in order improve waterflood performance and support our existing well base, that the 11 wells to be drilled in the Ester area will be drilled and completed using a longer one-mile wellbore design, the expectation that our technical expertise and experience in the Saskatchewan Viking will directly transfer into success in our second half Alberta Viking program, that the completion of the Peace River power project will allow us to meet our associated gas conservation targets in the area and will significantly reduce our environmental impact, that we anticipate remaining compliant with all our financial covenants for the foreseeable future which has resulted in the removal of our going concern note disclosure that was included in our first quarter 2016 financial statements; that our hedging program continues to help reduce the volatility of our funds flow from operations, thereby improve our ability to align capital programs going forward, targeting certain hedges to be in place for our crude oil and gas exposure, and the 2016 guidance for the E&D Capital Expenditures and Decommissioning Expenditures.

The forward-looking information is based on certain key expectations and assumptions made by Penn West, including expectations and assumptions concerning: prevailing and future commodity prices and currency exchange rates; applicable royalty rates and tax laws; interest rates; future well production rates and reserve volumes; operating costs; the timing of receipt of regulatory approvals; the performance of existing wells; the success obtained in drilling new wells; anticipated timing and results of capital expenditures; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the successful completion of acquisitions and dispositions; the availability and cost of labour and services; the state of the economy and the exploration and production business; the availability and cost of financing; and ability to market oil and natural gas successfully.

Although Penn West believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein) , Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

See also “Forward-Looking Statements” in the attached Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2016 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The date of this MD&A is August 3, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended (1)	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2014	Sep. 30 2014
Gross revenues (2)	$209	$231	$273	$295	$360	$340	$473	$589
Funds flow from operations	55	47	39	48	85	77	146	235
Basic per share	0.11	0.09	0.08	0.10	0.17	0.15	0.29	0.47
Diluted per share	0.11	0.09	0.08	0.10	0.17	0.15	0.29	0.47
Funds flow	5	89	7	14	47	112	137	231
Basic per share	0.01	0.18	0.01	0.03	0.09	0.22	0.28	0.47
Diluted per share	0.01	0.18	0.01	0.03	0.09	0.22	0.28	0.47
Net loss	(132)	(100)	(1,606)	(764)	(28)	(248)	(1,772)	(15)
Basic per share	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)
Diluted per share	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)
Dividends declared	—	—	—	5	5	5	70	69
Per share	$—	$—	$—	$0.01	$0.01	$0.01	$0.14	$0.14
Production
Liquids (bbls/d) (3)	41,848	53,012	53,339	55,323	63,222	65,343	64,124	64,687
Natural gas (mmcf/d)	130	144	144	161	168	177	198	217

Total (boe/d)	63,568	77,010	77,398	82,198	91,164	94,905	97,143	100,839

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow and Funds Flow from Operations

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	$(56)	$(67)	$5	$89
Change in non-cash working capital	59	109	85	54
Decommissioning expenditures	2	5	4	16

Funds flow	5	47	94	159
Monetization of foreign exchange contracts	—	(19)	(32)	(63)
Settlements of normal course foreign exchange contracts	6	(23)	6	(25)
Monetization of transportation commitment	—	—	(20)	—
Realized foreign exchange loss – debt prepayments	—	44	—	44
Realized foreign exchange loss – debt maturities	36	30	36	36
Carried operating expenses (1)	3	3	7	6
Restructuring charges	5	3	11	5

Funds flow from operations (2)	$55	$85	$102	$162

Per share – funds flow
Basic per share	$0.01	$0.09	$0.19	$0.32
Diluted per share	0.01	0.09	0.19	0.32
Per share – funds flow from operations
Basic per share	0.11	0.17	0.20	0.32
Diluted per share	$0.11	$0.17	$0.20	$0.32

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The decrease in funds flow from the comparative periods was mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to the Company’s active disposition program. Over the past year, the Company has been successful in closing a number of asset sales which has significantly improved its financial position.

During the second quarter of 2016, Penn West repaid senior notes in aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded.

In early 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

Business Strategy

In the second quarter of 2016, the Company closed a key asset disposition, resulting in the sale of all of its Saskatchewan assets for cash consideration of $975 million, subject to closing adjustments. The combination of this transaction and several other dispositions in 2016 has resulted in total disposition proceeds to date of $1.3 billion. These successful asset sales have significantly improved the Company’s balance sheet and resulted in compliance with all senior debt financial covenants at June 30, 2016 and it expects to remain in compliance through 2016 and the foreseeable future.

During the second half of 2016 the Company will continue to progress on its transformational strategy, with “Phase 2” of its disposition strategy, by high-grading assets and streamlining operations to three core areas all within Alberta including the Cardium, Alberta Viking and Peace River. The main focus of Phase 2 will be to improve the Company’s long-term cost structure by removing peripheral properties outside its core areas which will decrease both unit operating costs and abandonment liabilities. Subsequent to the end of the second quarter, the Company has advanced on Phase 2 by entering into agreements to dispose properties with associated average production of approximately 6,000 boe per day for total proceeds of approximately $75 million. Thus far, the temporary regulations implemented by the Alberta Energy Regulator related to liability thresholds on acquisitions have not impacted the Company’s ability to transact, however, it will continue to monitor this as it progresses through Phase 2. Upon completion of Phase 2, the Company believes its asset base will continually grow reserves, increase organic production by at least 10 percent on annual basis and increase funds flow from operations under the current commodity price environment. With Phase 2 well under way, the Company is on track to restart development in the second half of 2016 and deliver sustainable and profitable organic growth.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West realized prices for the last five quarters.

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Benchmark prices
WTI crude oil ($US/bbl)	$45.59	$33.45	$42.18	$46.43	$57.94
Edm mixed sweet par price (CAD$/bbl)	54.70	40.67	52.85	56.17	67.93
NYMEX Henry Hub ($US/mcf)	1.95	2.09	2.27	2.77	2.64
AECO Index (CAD$/mcf)	1.32	1.97	2.56	2.85	2.66

Penn West average sales price (1)
Light oil (CAD$/bbl)	53.48	37.44	50.20	52.60	64.56
Heavy oil (CAD$/bbl)	25.18	14.76	25.40	31.20	46.44
NGL (CAD$/bbl)	18.05	12.75	19.53	15.24	17.40
Total liquids (CAD$/bbl)	42.98	29.86	42.16	44.83	55.85
Natural gas (CAD$/mcf)	1.42	1.96	2.54	2.99	2.78

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.07)	(3.69)	(2.46)	(3.42)	(2.86)
WTI - WCS Heavy ($US/bbl)	$(13.30)	$(14.24)	$(14.49)	$(13.27)	$(11.59)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices increased through the second quarter as there was evidence of reduced supply due to the prolonged low commodity price environment. Additionally, supply disruptions in Canada and Nigeria contributed to the increase. WTI prices increased from a low of US$36 per barrel early in the second quarter to a peak of US$52 per barrel in June before settling at just under $50 per barrel by quarter end.

Canadian light oil differentials continued to strengthen in the second quarter, supported by a disruption in light synthetic crude supply for the last half of the quarter as a result of the wildfires in Fort McMurray. Similarly, Canadian heavy oil differentials tightened during the quarter as nearly one million barrels per day of production was offline for a period as a result of the Fort McMurray wildfire.

As at June 30, 2016, the Company had the following crude oil hedging positions in place:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Jul 2016 – Dec 2016	CAD $72.08	5,000
WTI	Jul 2016 – Sep 2016	CAD $66.05	1,000
WTI	Oct 2016 – Dec 2016	CAD $67.05	1,000
WTI	Jan 2017 – Mar 2017	CAD $69.37	3,000

Natural Gas

NYMEX Henry Hub natural gas prices strengthened throughout the second quarter as warmer than average temperatures across North America led to increased gas demand for power generation. The Henry Hub prompt month price started the quarter at US$1.96 per mcf and ended at US$2.92 per mcf.

AECO prices failed to follow the improvement in NYMEX prices as the loss of oil sands production early in the quarter due to forest fires resulted in a significant decrease in intra-Alberta demand as storage levels increased. Outages on the TransCanada Pipeline system restricted supply and partially mitigated the lost demand while the return of oil sands production later in the quarter helped to strengthen prices entering the third quarter. The second quarter began with April spot prices trading near $1.00 per mcf before climbing to approximately $2.25 per mcf by the end of June.

Penn West had the following natural gas hedging positions in place as at June 30, 2016.

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Jul 2016 – Dec 2016	CAD $3.05	14,000
AECO	Jul 2016 – Dec 2016	CAD $2.69	4,700

Subsequent to June 30, 2016, the Company entered into additional AECO natural gas hedges as follows:

•	17,100 mcf per day of production in the first quarter of 2017 at $3.02 per mcf,

•	15,200 mcf per day of production in the second quarter of 2017 at $2.73 per mcf,

•	13,300 mcf per day of production in the third quarter of 2017 at $2.74 per mcf,

•	11,400 mcf per day of production in the fourth quarter of 2017 at $2.99 per mcf, and

•	3,800 mcf per day of production in the year of 2018 at $2.89 per mcf.

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2016	2015	% change	2016	2015	% change
Light oil (per bbl)	$53.48	$64.56	(17)	$44.37	$57.10	(22)
Commodity gain (loss) (per bbl) (1)	8.80	(1.31)	>100	10.19	0.44	>100

Light oil net (per bbl)	62.28	63.25	(2)	54.56	57.54	(5)

Heavy oil (per bbl)	25.18	46.44	(46)	19.75	38.06	(48)

NGL (per bbl)	18.05	17.40	4	14.89	18.79	(21)

Natural gas (per mcf)	1.42	2.78	(49)	1.70	2.93	(42)
Commodity gain (per mcf) (1)	0.25	0.08	>100	0.27	0.70	(61)

Natural gas net (per mcf)	1.67	2.86	(42)	1.97	3.63	(46)

Weighted average (per boe)	31.20	43.84	(29)	27.38	39.53	(31)
Commodity gain (loss) (per boe) (1)	4.27	(0.49)	>100	5.08	1.51	>100

Weighted average net (per boe)	$35.47	$43.35	(18)	$32.46	$41.04	(21)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2016	2015	% change	2016	2015	% change
Light oil (bbls/d)	27,148	44,195	(39)	31,433	45,021	(30)
Heavy oil (bbls/d)	11,427	11,947	(4)	11,934	12,418	(4)
NGL (bbls/d)	3,273	7,080	(54)	4,064	6,838	(41)
Natural gas (mmcf/d)	130	168	(23)	137	172	(20)

Total production (boe/d)	63,568	91,164	(30)	70,289	93,024	(24)

During the second quarter of 2016, the Company continued to experience the positive effects of its drilling program completed in late 2015 where it has seen well performance higher than historical type curve estimates. Additionally, fewer wells were shut-in than previously anticipated, which also contributed to the Company’s production results coming in ahead of expectations. Offsetting these production gains, the Company closed several non-core asset dispositions during the quarter, notably the Slave Point disposition in mid-April which had associated average production of approximately 3,900 boe per day and the Saskatchewan Viking disposition in late June which had associated average production of approximately 13,700 boe per day. This disposition activity has resulted in the Company updating its 2016 average production target to 55,000 – 57,000 boe per day from 60,000 – 64,000 boe per day.

Production levels have decreased from the comparative periods as a result of these aforementioned transactions and several other property dispositions that were closed in 2015 and 2016 as the Company progressed on its strategy to strengthen its balance sheet and reduce debt levels.

Subsequent to June 30, 2016, the Company signed definitive sales agreements on properties with associated average production of approximately 6,000 boe per day. Penn West expects these transactions to close prior to the end of the third quarter of 2016.

Netbacks

	Three months ended June 30
	2016				2015
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$49.66	$25.18	$1.42	$31.20	$43.84
Commodity gain (loss) (2)	7.86	—	0.25	4.27	(0.49)
Royalties	(3.60)	(2.19)	0.73	(0.63)	(4.72)
Transportation	(1.55)	(2.45)	(0.34)	(1.89)	(1.40)
Operating costs (3)	(15.53)	(11.22)	(1.59)	(12.70)	(18.15)

Netback	$36.84	$9.32	$0.47	$20.25	$19.08

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	30,421	11,427	130	63,568	91,164

(1)	Excluded from the netback calculation during the second quarter was $3 million of other income (2015 - $nil) including sulphur sales.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $3 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

The Company’s netbacks continued to be affected by the weak commodity price environment resulting in a significant decline in sales price year-over-year. However, netbacks have increased from the prior year due to successful cost reductions which resulted in lower operating costs, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to the lower commodity price environment. During the second quarter of 2016, Penn West received its annual gas cost allowance invoice which positively impacted the natural gas royalty rate.

	Six months ended June 30
	2016				2015
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$40.99	$19.75	$1.70	$27.38	$39.53
Commodity gain (loss) (2)	9.03	—	0.27	5.08	1.51
Royalties	(3.07)	(1.43)	0.47	(0.87)	(4.51)
Transportation	(1.34)	(2.37)	(0.34)	(1.75)	(1.37)
Operating costs (3)	(15.01)	(13.07)	(1.58)	(12.87)	(18.38)

Netback	$30.60	$2.88	$0.52	$16.97	$16.78

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	35,497	11,934	137	70,289	93,024

(1)	Excluded from the netback calculation in 2016 was $25 million of other income (2015 - $10 million), mainly relating to the proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $7 million or $0.55 per boe (2015 - $6 million or $0.36 per boe).

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Light oil and NGL	$163	$266	(39)	$348	$501	(31)
Heavy oil	26	51	(49)	43	86	(50)
Natural gas	20	43	(53)	49	113	(57)

Gross revenues (1)	$209	$360	(42)	$440	$700	(37)

(1)	Includes realized risk management gains on commodity contracts which totaled $25 million for the three months ended June 30, 2016 (2015 - $4 million loss) and $65 million for the six months ended June 30, 2016 (2015 - $25 million gain).

Gross revenues have declined from the comparative periods as a result of significant decreases in the commodity price environment and lower production volumes as the Company focused on rationalizing its asset base. This was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2015	$700
Decrease in light oil and NGL production	(156)
Decrease in light oil and NGL prices (1)	(12)
Decrease in heavy oil production	(3)
Decrease in heavy oil prices	(40)
Decrease in natural gas production	(23)
Decrease in natural gas prices (1)	(41)
Increase in other income (2)	15

Gross revenues – January 1 – June 30, 2016	$440

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Other income of $25 million (2015 - $10 million) relates mainly to proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.

Royalties

	Three months ended June 30			Six months ended June 30
	2016	2015	% change	2016	2015	% change
Royalties (millions)	$4	$39	(90)	$11	$76	(86)
Average royalty rate (1)	2%	11%	(82)	3%	11%	(73)
$/boe	$0.63	$4.72	(87)	$0.87	$4.51	(81)

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative periods mainly due to decreases in the commodity price environment and the impact of asset disposition activity completed in 2015 and 2016. During the second quarter of 2016, the Company received its annual gas cost allowance invoice which resulted in the release of an $8 million provision related to the asset disposition activity completed in 2015. Excluding this impact the average royalty rate for the quarter would have been seven percent.

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Operating	$77	$153	(50)	$172	$315	(45)
Transportation	11	12	(8)	22	23	(4)
Financing	41	43	(5)	81	80	1
Share-based compensation	$4	$7	(43)	$7	$7	—

	Three months ended June 30			Six months ended June 30
(per boe)	2016	2015	% change	2016	2015	% change
Operating (1)	$12.70	$18.15	(30)	$12.87	$18.38	(30)
Transportation	1.89	1.40	35	1.75	1.37	28
Financing	7.13	5.15	38	6.33	4.72	34
Share-based compensation	$0.76	$0.78	(3)	$0.55	$0.39	(41)

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $3 million or $0.52 per boe (2015 - $3 million or $0.36 per boe) for the three months ended June 30, 2016 and $7 million or $0.55 per boe (2015 - $6 million or $0.36 per boe) for the six months ended June 30, 2016.

Operating

In 2016, the Company has continued to experience improvements in its cost structure as a result of several initiatives which include:

•	a significant reduction in repair & maintenance and workover activities as the Company concentrates its activities on its three core areas;

•	overall cost savings, largely due to the cost compression across the industry combined with efficiencies within the Company’s organization, which has resulted in actual costs coming in below initial estimates; and

•	successfully closing several non-core asset dispositions with high operating costs.

In the first half of 2016, the Company deferred several discretionary expenses, primarily turnarounds and workover activities, to the second half of 2016 which contributed to the Company’s operating cost metrics coming in ahead of expectations thus far in 2016. However, as a result of the improvements outlined above, the Company is reducing its annual operating cost per boe target for 2016 to $13.50 - $14.50 per boe from $17.00 - $18.00 per boe.

Operating costs for the second quarter of 2016 included a realized loss of $2 million (2015 – $1 million gain) and for the six months ended June 30, 2016 included a realized loss of $4 million (2015 – $4 million loss) on electricity contracts.

Financing

At June 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At June 30, 2016, the Company had $839 million of unused credit capacity available.

At June 30, 2016, the value of the Company’s senior notes was $1.2 billion (December 31, 2015 – $1.5 billion). During the second quarter of 2016, Penn West repaid senior notes in an aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. There were no senior note issuances in either 2016 or 2015.

In June 2016, upon the close of the Company’s Saskatchewan Viking disposition, the Company offered the $967 million of net proceeds received from this disposition for prepayment of outstanding senior notes and repayment of indebtedness on the Company’s syndicated bank facility on a pro rata basis. The offer was fully accepted and the pro rata syndicated bank facility allocation of $340 million was prepaid in late June 2016. The remaining $627 million was subsequently prepaid in July 2016 to holders of the Company’s senior notes at face values of US$416 million, $38 million, £25 million and €3 million. This excluded the above-mentioned $374 million of cash on hand at June 30, 2016 that the Company has the ability to offer as a pro rata pre-payment to lenders in the future.

There were no additional amounts of senior notes prepaid in the second quarter of 2016 from offers made at par to its noteholders (2015 – US$202 million, $18 million, £8 million and €1 million).

Summary information on our senior notes outstanding is as follows at June 30, 2016:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$194	8 – 15 years	7.36%		2.1
2008 Notes	May 29, 2008	US$216, CAD$30	8 – 12 years	7.80%		2.2
UK Notes	July 31, 2008	£34	10 years	6.95	% (2)	2.1
2009 Notes	May 5, 2009	US$42(3), £14, €6	5 – 10 years	10.13	% (4)	2.6
2010 Q1 Notes	March 16, 2010	US$148	5 – 15 years	7.18%		3.2
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$121, CAD$27	5 – 15 years	6.44%		5.2
2011 Notes	November 30, 2011	US$76, CAD$16	5 – 10 years	5.99%		3.8

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.65 percent and 10.72 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 increased compared to 2015 as there was a higher balance drawn under the Company’s syndicated bank facility. Additionally, in May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at June 30, 2016, 22 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Options	$—	$1	(100)	$1	$2	(50)
RSU – liability method	1	5	(80)	2	4	(50)
RSU – equity method	2	—	100	3	—	100
PSU	1	1	—	1	1	—

Share-based compensation	$4	$7	(43)	$7	$7	—

The share price used in the fair value calculation of the RSU plan under the liability method, PSU and DSU obligations at June 30, 2016 was $1.80 (June 30, 2015 – $2.15). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Gross	$22	$39	(44)	$43	$77	(44)
Per boe	3.88	4.70	(17)	3.34	4.57	(27)
Net	15	23	(35)	29	45	(36)
Per boe	$2.59	$2.81	(8)	$2.27	$2.68	(15)

In 2015 and 2016, the Company has successfully closed several dispositions which resulted in a significant reduction to its workforce. Additionally, Penn West has reduced its spending levels in response to the weak commodity price environment, which further contributed to its lower cost structure. In 2016, Penn West also released its 2015 bonus provision totaling $2 million which contributed to the decrease. The Company is continuing to forecast 2016 G&A per boe figure at $2.50 - $2.90.

Restructuring Expense

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Restructuring	$5	$3	67	$11	$5	>100
Per boe	$0.86	$0.44	95	$0.84	$0.32	>100

During the first half of 2016, Penn West decreased its workforce, in response to reduced activity levels and the low commodity price environment, resulting in restructuring expenses. As the Company continues through Phase 2 of its disposition strategy and reduces its headcount, further restructuring expenses will be incurred.

Depletion, Depreciation, Impairment and Accretion

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Depletion and depreciation (“D&D”)	$101	$174	(42)	$233	$355	(34)
D&D expense per boe	17.46	20.91	(16)	18.25	21.11	(14)

Impairment	111	—	100	243	—	100
Impairment per boe	19.19	—	100	19.02	—	100

Accretion of decommissioning liability	7	10	(30)	14	19	(26)
Accretion expense per boe	$1.08	$1.13	(4)	$1.07	$1.12	(4)

The Company’s D&D expense has decreased from the comparative periods mainly due to impairment charges recorded in 2015 and asset disposition activity as the Company closed several asset dispositions in 2015 and 2016.

Subsequent to June 30, 2016, the Company entered into agreements to dispose of additional properties as it progresses on Phase 2 of its disposition strategy. These transactions met the criteria for assets held for sale at June 30, 2016 thus an impairment test was required. As the book value of these assets exceeded the fair value received a non-cash impairment charge of $81 million ($111 million before-tax) was recorded. The Company expects these transactions to close in the third quarter of 2016.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Deferred tax expense (recovery)	$(45)	$30	>(100)	$(103)	$6	>(100)

During the second quarter of 2016, the deferred tax recovery was primarily related to impairment charges as a result of classifying certain properties as held for sale. This was partially offset by gains recorded on asset dispositions. On a year-to-date basis, the non-cash impairment charges recorded as a result of classifying certain properties as held for sale resulted in the deferred tax recovery.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Realized foreign exchange loss on maturities	$(36)	$(30)	20	$(36)	$(36)	—
Realized foreign exchange loss on pre-payments	—	(44)	(100)	—	(44)	(100)
Unrealized foreign exchange gain (loss)	52	95	(45)	141	(73)	>(100)

Foreign exchange gain (loss)	$16	$21	(24)	$105	$(153)	>(100)

During the second quarter of 2016, Penn West repaid senior notes in aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. As the Canadian dollar was weaker relative the US dollar on the maturity date compared to the date of issuance, a realized foreign exchange loss was recorded.

The unrealized gain in 2016 is due to the strengthening of the Canadian dollar relative to the US dollar during the quarter.

Net loss

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2016	2015	% change	2016	2015	% change
Net loss	$(132)	$(28)	>100	$(232)	$(276)	(16)
Basic per share	(0.26)	(0.06)	>100	(0.46)	(0.55)	(16)
Diluted per share	$(0.26)	$(0.06)	>100	$(0.46)	$(0.55)	(16)

The net loss in the second quarter of 2016 was mainly the result of non-cash impairment charges on assets classified as held for sale. This was partially offset by gains on asset dispositions that were closed in the second quarter of 2016.

The net loss in the first half of 2016 was primarily due to a non-cash impairment charge as a result of classifying certain properties as held for sale. This was partially offset by unrealized foreign exchange gains due to the strengthening of the Canadian dollar compared to the US dollar and the aforementioned gains recorded on asset dispositions.

Capital Expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Land acquisition and retention	$1	$1	—	$1	$1	—
Drilling and completions	2	34	(94)	18	163	(89)
Facilities and well equipping	—	31	(100)	16	91	(82)
Geological and geophysical	—	—	—	2	2	—
Corporate	—	1	(100)	—	4	(100)
Capital carried by partners	(2)	(3)	(33)	(18)	(6)	>100

Exploration and development capital expenditures (1)	1	64	(98)	19	255	(93)
SR&ED tax credits	(3)	—	(100)	(3)	—	(100)
Property dispositions, net	(1,292)	(411)	>100	(1,325)	(412)	>100

Total capital expenditures	$(1,294)	$(347)	>100	$(1,309)	$(157)	>(100)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2016, the Company reduced its capital program as a result of the low commodity price environment as it targets its annual expenditures to be within funds flow from operations. As planned, minimal capital expenditures were incurred during the second quarter of 2016 due to spring break-up, which led to capital expenditures being well below funds flow from operations. The Company expects to increase its second half 2016 development program to closer align its full year capital program with funds flow from operations. On a year-to-date basis, in early 2016 there was a focus on completion and tie-in activities on wells drilled in late 2015 and development activity within the Peace River Oil Partnership where the Company has the full support of its joint venture partner and is carried on a portion of its capital expenditures.

The Company made significant progress on its asset disposition initiatives in the second quarter of 2016 as it closed its Saskatchewan Viking disposition in June 2016 for total proceeds of approximately $975 million, subject to closing adjustments, and closed its Slave Point disposition located in Northern Alberta in April 2016 for total proceeds of approximately $148 million, subject to closing adjustments. Additionally a number of minor, non-core property dispositions were completed.

Subsequent to June 30, 2016, the Company entered into agreements to dispose additional properties as it progresses on Phase 2 of its disposition strategy for estimated total proceeds of $75 million. Penn West anticipates closing these dispositions prior to the end of the third quarter of 2016. The Company will continue to advance Phase 2 of its disposition strategy through the remainder of 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
E&E capital expenditures	$—	$—	—	$—	$7	(100)

During the first half of 2016, E&E capital expenditures were insignificant as the Company reduced capital activity levels in response to the low commodity price environment.

Gains on asset dispositions

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Gains on asset dispositions	$31	$95	(67)	$32	$95	(66)

During the second quarter of 2016, Penn West closed a number of asset dispositions, including the Saskatchewan Viking disposition as it continued to strengthen its balance sheet and rationalize its asset base. For the second quarter and first six months of 2016, $7 million of transaction costs were incurred (2015 - $2 million).

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	As at
	June 30, 2016	December 31, 2015	% change
Common shares issued, at market (1)	904	588	54
Bank loans and long-term notes	1,535	1,940	(21)
Cash	(1,003)	(2)	>100

Total enterprise value (2)	1,436	2,526	(43)

(1)	The share price at June 30, 2016 was $1.80 (December 31, 2015 - $1.17).
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The Company’s working capital surplus for June 30, 2016 was $342 million (2015 – $182 million deficit) which excludes the current portion of deferred funding asset, risk management, long-term debt, decommissioning liability and $627 million of cash that was offered as a pre-payment to noteholders and subsequently paid in July 2016. Additionally, the working capital surplus includes $3 million (2015 - $nil) related to assets classified as held for sale.

Dividends

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2016	2015	% change	2016	2015	% change
Dividends declared	$—	$5	(100)	$—	$10	(100)
Per share	—	0.01	(100)	—	0.02	(100)
Dividends paid (1)	$—	$5	(100)	$—	$75	(100)

(1)	The Company previously had a dividend reinvestment plan, includes amounts funded through that plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays, if any, and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the EDGAR website at www.sec.gov.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On June 30, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	June 30, 2016
Senior debt to EBITDA (1)	Less than 5:1	3.89
Total debt to EBITDA (1)	Less than 5:1	3.89
Senior debt to capitalization	Less than 50%	25%
Total debt to capitalization	Less than 55%	25%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The table below outlines the Company’s senior debt to EBITDA calculation as at June 30, 2016:

	Three months ended				Trailing 12 months
(millions, except ratios)	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	June 30 2016
Funds Flow	$5	$89	$7	$14	$115
Financing	41	40	42	40	163
Realized gain on foreign exchange hedges on prepayments	—	—	(9)	(6)	(15)
Realized foreign exchange loss – debt prepayments	—	—	64	15	79
Restructuring expenses	5	6	6	22	39

EBITDA	$51	$135	$110	$85	$381
EBITDA contribution from assets sold (1)					(145)

EBITDA as defined by debt agreements					$236

Long-term debt					$1,535
Repayment from disposition proceeds (2)					(627)
Letters of credit – financial (3)					9

Total senior debt					$917

Senior debt to EBITDA					3.89

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Was offered to noteholders prior to June 30, 2016 and repaid in July 2016.
(3)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.

On June 30, 2016, Penn West has excess cash totaling $374 million from disposition proceeds that can be offered as a pre-payment to its lenders at its discretion. The Company anticipates applying this cash to reduce its outstanding debt balance during the second half of 2016. Assuming these proceeds were offered to lenders as a pro rata pre-payment, pro-forma senior debt to EBITDA at June 30, 2016 would have been 2.3.

In 2016, the Company has closed several asset dispositions for total disposition proceeds of $1.3 billion, subject to closing adjustments, which has led to a significant improvement in the Company’s balance sheet and a reduction in long-term debt. This disposition activity resulted in compliance with all senior debt financial covenants at June 30, 2016 and the Company expects to remain in compliance through 2016 and the foreseeable future.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.1 billion in asset dispositions with $1.8 billion of these proceeds used for debt prepayments to its noteholders and syndicated bank facility. The Company continues to hold $374 million of cash from disposition proceeds that may be offered as a pre-payment to its lenders in the future. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

Financial Instruments

The Company had the following financial instruments outstanding as at June 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Jul/16 – Dec/16	$ 3.05/mcf	$2
AECO Swaps	4,700 mcf/d	Jul/16 – Dec/16	$ 2.69/mcf	—

Crude Oil
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$ 66.05/bbl	—
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$ 67.05/bbl	—
WTI Swaps	5,000 bbl/d	Jul/16 – Dec/16	$ 72.08/bbl	8
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1

Electricity swaps
Alberta Power Pool	25 MW	Jul/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
Short-term (<1 year)	US$ 416	2016	1.299 CAD/USD	(3)
3 to 15-year initial term	US$ 25	2017	1.000 CAD/USD	7

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(5)

Subsequent to June 30, 2016, the Company entered into additional AECO natural gas hedges on 17,100 mcf per day of production in the first quarter of 2017 at $3.02 per mcf, 15,200 mcf per day of production in the second quarter of 2017 at $2.73 per mcf, 13,300 mcf per day of production in the third quarter of 2017 at $2.74 per mcf, 11,400 mcf per day of production in the fourth quarter of 2017 at $2.99 per mcf and 3,800 mcf per day of production in the year of 2018 at $2.89 per mcf.

The components of risk management gain (loss) are as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Realized
Settlement of commodity contracts and assignment	$25	$(4)	>(100)	$63	$7	>100
Monetization of commodity contracts	—	—	—	2	18	(89)
Settlement of foreign exchange contracts	(6)	23	>(100)	(6)	25	>(100)
Monetization of foreign exchange contracts	—	19	100	32	63	(49)

Total realized risk management gain	19	38	(50)	91	113	(19)

Unrealized
Commodity contracts	(33)	(17)	94	(35)	(42)	(17)
Electricity swaps	1	11	(91)	2	7	(71)
Crude oil assignment	—	(4)	(100)	(1)	(7)	(86)
Foreign exchange contracts	(1)	(49)	(98)	(47)	(43)	9
Cross-currency swaps	(12)	7	71	(28)	10	>(100)

Total unrealized risk management loss	(45)	(52)	(13)	(109)	(75)	45

Risk management gain (loss)	$(26)	$(14)	86	$(18)	$38	>(100)

In the first half of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

As a result of the Company’s recent close of several asset dispositions, particularly its Saskatchewan Viking sale, the Company has updated its 2016 production guidance to 55,000 – 57,000 boe per day (core properties 22,000 – 24,000 boe per day). The significantly improved balance sheet and excess free cash flow from the first half of the year has allowed the Company to increase its 2016 capital guidance to $90 million. Additionally, as the Company continues to benefit from cost savings initiatives, overall cost reductions across the industry and the sale of several higher operating cost properties, Penn West’s 2016 operating cost target has been reduced to $13.50 - $14.50 boe per day. G&A per boe of $2.50 - $2.90 remains unchanged, as previously disclosed in the Company’s January 28, 2016 press release.

Metric		2016 Guidance Range	Previous 2016 Guidance Range
Average Corporate Production (1)	boe per day	55,000 – 57,000	60,000- 64,000
Average Core Area Production	boe per day	22,000 – 24,000	N/A
E&D Capital Expenditures	$ millions	$90	$50
Decommissioning Expenditures	$ millions	$15	$20
Operating Costs (1)	$/boe	$13.50 – $14.50	$17.00 - $18.00
G&A Costs (1)	$/boe	$2.50 – $2.90	$2.50 – $2.90

(1)	Prior to the effect of any dispositions subsequent to the second quarter.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at August 3, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe for the 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production, operating cost and G&A expenditures performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	5	0.01
Liquids production	1,000 bbls/day	19	0.04
Price per mcf of natural gas	$0.10	3	0.01
Natural gas production	10 mmcf/day	5	0.01
Effective interest rate	1%	1	—
Exchange rate ($US per $CAD)	$0.01	1	—

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$636	$109	$163	$430	$118	$79
Transportation	7	14	9	7	6	8
Power infrastructure	18	8	8	8	8	7
Drilling rigs	6	7	—	—	—	—
Interest obligations	33	47	38	19	8	9
Office lease (1)	33	62	62	63	63	280
Decommissioning liability (2)	$10	$17	$20	$19	$18	$183

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $313 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.2 billion in senior notes maturing between 2016 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, yet remain subject to certain conditions, particularly that the number of class members who “opt out”, or exclude themselves, from the Canadian settlement must not exceed a specified threshold. There can be no assurance that such threshold will not be exceeded. Prospective class members who wish to opt out of the settlement must do so no later than September 1, 2016.

Equity Instruments

Common shares issued:

As at June 30, 2016 and August 3, 2016	502,162,988

Options outstanding:
As at June 30, 2016	11,991,575
Forfeited	(102,850)

As at August 3, 2016	11,888,725

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on April 1, 2016 and ending on June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the “Contractual Obligations and Commitments section” of this MD&A.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow and Funds Flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, that the Company expects to remain in compliance with all senior debt financial covenants through 2016 and the foreseeable future, during the second half of 2016 the Company will continue to progress on its transformational strategy, with “Phase 2” of its disposition strategy, by high-grading assets and streamlining operations to three core areas all within Alberta, the main focus of Phase 2 will be to improve the Company’s long-term cost structure by removing peripheral properties outside its core areas will decrease both unit operating costs and abandonment liabilities, continuing to monitor the temporary regulations implemented by the Alberta Energy Regulator as it progresses through Phase 2 and the impact on the Company, the belief that once Phase 2 is complete, its asset base will continually grow reserves, increase organic production by at least 10 percent on annual basis and increase funds flow from operations under the current commodity price environment, that the Company is on track to restart development in the second half of 2016 and deliver sustainable and profitable organic growth; under “Results of Operations – Production”, updating the 2016 average production target; our expectation to close sales transactions with associated average production of 6,000 boe per day by the end of the third quarter of 2016; under “Expenses – Operations”, that the Company is reducing its annual operating costs per boe target, that the Company has the ability to offer as a pro rata pre-payment to lenders in the future the $374 million on hand; under “General and

Administrative Expenses”, anticipated range for G&A per boe for 2016; under “Restructuring Expense”, as the Company continues through Phase 2 of its disposition strategy and reduces its headcount, further restructuring expenses will be incurred; under “Depletion, Depreciation, Impairment and Accretion”, the Company expectation that certain transactions will close in the third quarter of 2016; under “Capital Expenditures”; the expectation to increase the second half development program to closer align its full year capital program with funds flow from operations; the Company expectation that certain transactions will close in the third quarter of 2016 and that estimated total proceeds will be $75 million; the Company will continue to advance its Phase 2 disposition strategy through the remainder of 2016; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, that the disposition activity ensures compliance with all financial covenants as the Company continues through 2016; that the Company continues to hold certain cash from disposition proceeds that may be offered as a pre-payment to its lenders in the future, that the Company anticipates applying this cash to reduce its outstanding debt balance during the second half of 2016, that the Company expects to remain in compliance with all senior debt financial covenants through 2016 and the foreseeable future; under “Outlook”, the annual corporate production guidance range, average production from core area properties, exploration and development capital expenditures and decommissioning expenditures; operating costs range per boe and G&A per boe range for 2016; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, the terms and conditions of our class action settlements and that the number of class members who ‘opt-out’ from the Canadian settlement not exceed a specific threshold. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2016	December 31, 2015
Assets
Current
Cash	7	$1,003	$2
Accounts receivable		129	154
Other		27	42
Deferred funding assets	3	78	63
Risk management	9	19	44
Assets held for sale	4	136	—

		1,392	305

Non-current
Deferred funding assets	3	116	168
Exploration and evaluation assets	5	198	243
Property, plant and equipment	6	3,188	5,145
Risk management	9	—	63

		3,502	5,619

Total assets		$4,894	$5,924

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$193	$380
Current portion of long-term debt	7	734	222
Decommissioning liability	8	19	21
Risk management	9	5	3
Liabilities related to assets held for sale	4	59	—

		1,010	626
Non-current
Long-term debt	7	801	1,718
Decommissioning liability	8	194	376
Risk management	9	19	—
Deferred tax liability		160	266
Other non-current liabilities		3	3

		2,187	2,989

Shareholders’ equity
Shareholders’ capital	10	8,995	8,994
Other reserves		95	92
Deficit		(6,383)	(6,151)

		2,707	2,935

Total liabilities and shareholders’ equity		$4,894	$5,924

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 4, 7 and 9)

Commitments and contingencies (Note 12)

Penn West Petroleum Ltd.

Consolidated Statements of Loss

		Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2016	2015	2016	2015
Oil and natural gas sales and other income		$184	$364	$375	$675
Royalties		(4)	(39)	(11)	(76)

		180	325	364	599
Risk management gain (loss)	9	(26)	(14)	(18)	38

		154	311	346	637

Expenses
Operating		77	153	172	315
Transportation		11	12	22	23
General and administrative		15	23	29	45
Restructuring		5	3	11	5
Share-based compensation	11	4	7	7	7
Depletion, depreciation and impairment	6	212	174	476	355
Gain on dispositions	6	(31)	(95)	(32)	(95)
Foreign exchange loss (gain)	7	(16)	(21)	(105)	153
Exploration and evaluation	5	6	—	6	—
Financing	7	41	43	81	80
Accretion	8	7	10	14	19

		331	309	681	907

Income (loss) before taxes		(177)	2	(335)	(270)

Deferred tax expense (recovery)		(45)	30	(103)	6

Net and comprehensive loss		$(132)	$(28)	$(232)	$(276)

Net loss per share
Basic		$(0.26)	$(0.06)	$(0.46)	$(0.55)
Diluted		$(0.26)	$(0.06)	$(0.46)	$(0.55)
Weighted average shares outstanding (millions)
Basic	10	502.2	502.2	502.2	501.8
Diluted	10	502.2	502.2	502.2	501.8

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

		Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	Note	2016	2015	2016	2015
Operating activities
Net loss		$(132)	$(28)	$(232)	$(276)
Depletion, depreciation and impairment	6	212	174	476	355
Gain on dispositions	6	(38)	(97)	(39)	(97)
Exploration and evaluation	5	6	—	6	—
Accretion	8	7	10	14	19
Deferred tax expense (recovery)		(45)	30	(103)	8
Share-based compensation	11	2	1	4	2
Unrealized risk management loss	9	45	52	109	75
Unrealized foreign exchange loss (gain)	7	(52)	(95)	(141)	73
Decommissioning expenditures	8	(2)	(5)	(4)	(16)
Change in non-cash working capital		(59)	(109)	(85)	(54)

		(56)	(67)	5	89

Investing activities
Capital expenditures		(1)	(64)	(19)	(255)
Property dispositions, net		1,292	411	1,325	412
Change in non-cash working capital		(14)	(65)	(46)	(143)

		1,277	282	1,260	14

Financing activities
Increase (decrease) in long-term debt	7	(127)	295	(120)	484
Repayments of senior notes	7	(180)	(495)	(180)	(580)
Realized foreign exchange loss on repayments	7	36	74	36	80
Dividends paid		—	(5)	—	(65)

		(271)	(131)	(264)	(81)

Change in cash		950	84	1,001	22
Cash, beginning of period		53	5	2	67

Cash, end of period		$1,003	$89	$1,003	$89

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(232)	(232)
Share-based compensation	11	—	4	—	4
Issue on exercise of options	10	1	(1)	—	—

Balance at June 30, 2016		$8,995	$95	$(6,383)	$2,707

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(276)	(276)
Share-based compensation	11	—	2	—	2
Issued to dividend reinvestment plan	10	10	—	—	10
Dividends declared	10	—	—	(10)	(10)

Balance at June 30, 2015		$8,993	$91	$(3,776)	$5,308

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2015.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on August 3, 2016.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	June 30, 2016	December 31, 2015
Peace River Oil Partnership	$112	$149
Cordova Joint Venture	82	82

Total	$194	$231

Current portion	$78	$63
Long-term portion	116	168

Total	$194	$231

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	June 30, 2016	December 31, 2015
Assets held for sale
Working capital	$8	$—
Property, plant and equipment	128	—

	$136	$—

Liabilities related to assets held for sale
Working capital	$5	$—
Decommissioning liability	54	—

	$59	$—

At June 30, 2016, the Company had potential sale transactions that were close to completion which resulted in the associated assets and liabilities with these properties being classified as held for sale. In July 2016, subsequent to the end of the second quarter, the Company signed definitive sales agreements on these transactions with total proceeds of $75 million, subject to closing adjustments, and associated average production of approximately 6,000 boe per day. Penn West anticipates closing these dispositions prior to the end of the third quarter of 2016.

On June 30, 2016, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a PP&E impairment loss of $81 million ($111 million before-tax). The impairment expense has been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

5. Exploration and evaluation (“E&E”) assets

	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$243	$505
Capital expenditures	—	10
Expense	(6)	(7)
Impairment	(38)	(252)
Transfers to PP&E	(1)	(13)

Balance, end of period	$198	$243

In March 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded a $27 million E&E impairment ($38 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

6. Property, plant and equipment (“PP&E”)

Cost	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$16,210	$17,456
Capital expenditures	19	460
Joint venture, carried capital	18	31
Acquisitions	—	7
Dispositions	(4,467)	(1,539)
Transfers from E&E	1	13
Transfers to assets held for sale	(736)	—
SR&ED tax credits	(3)	(29)
Net decommissioning dispositions	(140)	(189)

Balance, end of period	$10,902	$16,210

Accumulated depletion and depreciation	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$11,065	$9,550
Depletion and depreciation	233	667
Impairments	205	1,700
Transfers to assets held for sale	(608)	—
Dispositions	(3,181)	(852)

Balance, end of period	$7,714	$11,065

Net book value	June 30, 2016	December 31, 2015
Total	$3,188	$5,145

The Company made significant progress on its asset disposition initiatives in the second quarter of 2016 as it closed its Saskatchewan Viking disposition in June for total proceeds of approximately $975 million, subject to closing adjustments, and its Slave Point properties located in Northern Alberta in April for total proceeds of approximately $148 million, subject to closing adjustments. Additionally a number of minor, non-core property dispositions were closed during the quarter. In 2016, Penn West recorded gains on dispositions of $32 million (2015 - $95 million gain), which included $7 million of transaction costs, primarily related to advisory fees (2015 - $2 million).

As outlined in Note 4, during the second quarter of 2016, the Company recorded $81 million of PP&E impairment ($111 million before-tax) as a result of classifying certain assets as assets held for sale. This value was based on the proceeds from signed sales agreements that the Company entered into during July 2016.

In March 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded a $69 million PP&E impairment ($94 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

Impairments have been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		June 30, 2016	December 31, 2015
2007 Notes	US$194	2017 – 2022	7.36%		$250	$268
2008 Notes	US$216, CAD$30	2018 – 2020	7.80%		308	492
UK Notes	£34	2018	6.95	% (2)	59	71
2009 Notes	US$42 (3), £14, €6	2017 – 2019	10.13	%(4)	87	126
2010 Q1 Notes	US$148	2017 – 2025	7.18%		191	205
2010 Q4 Notes	US$121, CAD$27	2017 – 2025	6.44%		184	195
2011 Notes	US$76, CAD$16	2016 – 2021	5.99%		114	121

Total senior secured notes					1,193	1,478
Syndicated bank facility advances					342	462

Total long-term debt					$1,535	$1,940

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 9).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.65 percent and 10.72 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 9).

During the second quarter of 2016, Penn West repaid senior notes in an aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. There were no senior note issuances in either 2016 or 2015.

In June 2016, upon the close of the Company’s Saskatchewan Viking disposition, the Company offered the $967 million of net proceeds received from this disposition for prepayment of outstanding senior notes and repayment of indebtedness on the Company’s syndicated bank facility on a pro rata basis. The offer was fully accepted and the pro rata syndicated bank facility allocation of $340 million was repaid in late June 2016. The remaining $627 million was subsequently prepaid in July 2016 to holders of the Company’s senior notes at face values of US$416 million, $38 million, £25 million and €3 million. At June 30, 2016, the Company had $374 million of additional cash on hand that may be offered as a pre-payment to its lenders in the future.

The split between current and non-current long-term debt is as follows:

	June 30, 2016	December 31, 2015
Current portion	$734	$222
Long-term portion	801	1,718

Total	$1,535	$1,940

Additional information on Penn West’s senior notes is as follows:

	June 30, 2016	December 31, 2015
Weighted average remaining life (years)	3.0	3.1
Weighted average interest rate (1)	7.4%	7.6%

(1)	Includes the effect of cross currency swaps (refer to Note 9).

At June 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At June 30, 2016, the Company had $839 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At June 30, 2016, 22 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $19 million were outstanding on June 30, 2016 (December 31, 2015 – $49 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet. The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Realized foreign exchange loss on debt maturities	$(36)	$(30)	$(36)	$(36)
Realized foreign exchange loss on debt pre-payments	—	(44)	—	(44)
Unrealized foreign exchange gain (loss)	52	95	141	(73)

Foreign exchange gain (loss)	$16	$21	$105	$(153)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and Senior Debt and Total Debt to Capitalization, as more specifically defined in the applicable lending agreements. At June 30, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.1 billion in asset dispositions with $1.8 billion of these proceeds used for debt prepayments to its noteholders and syndicated bank facility. The Company continues to hold $374 million of cash from disposition proceeds that may be offered as a pre-payment to its lenders in the future. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2015 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (December 31, 2015 – 7.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	June 30, 2016	December 31, 2015
Current portion	$19	$21
Long-term portion	194	376

Total	$213	$397

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$397	$585
Net liabilities disposed (1)	(129)	(61)
Decrease in liability due to change in estimate	(11)	(128)
Liabilities settled	(4)	(36)
Transfers to liabilities for assets held for sale	(54)	—
Accretion charges	14	37

Balance, end of period	$213	$397

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

9. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At June 30, 2016, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.1 billion (December 31, 2015 – $1.4 billion) compared to the carrying value of $1.2 billion (December 31, 2015 – $1.5 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at June 30, 2016 and December 31, 2015, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2016	Year ended December 31, 2015
Balance, beginning of period	$104	$114
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(36)	13
Electricity swaps	2	6
Foreign exchange forwards	(47)	(47)
Cross currency swaps	(28)	18

Total fair value, end of period	$(5)	$104

Penn West had the following financial instruments outstanding as at June 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Jul/16 – Dec/16	$ 3.05/mcf	$2
AECO Swaps	4,700 mcf/d	Jul/16 – Dec/16	$ 2.69/mcf	—

Crude Oil
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$ 66.05/bbl	—
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$ 67.05/bbl	—
WTI Swaps	5,000 bbl/d	Jul/16 – Dec/16	$ 72.08/bbl	8
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1

Electricity swaps
Alberta Power Pool	25 MW	Jul/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
Short-term (< 1 year)	US$ 416	2016	1.299 CAD/USD	(3)
3 to 15-year initial term	US$ 25	2017	1.000 CAD/USD	7

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(5)

Based on June 30, 2016 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $2 million and a $0.10 change in the price per mcf of natural gas would have an insignificant impact on pre-tax unrealized risk management.

Subsequent to June 30, 2016, the Company entered into additional AECO natural gas hedges as follows:

•	17,100 mcf per day of production in the first quarter of 2017 at $3.02 per mcf,

•	15,200 mcf per day of production in the second quarter of 2017 at $2.73 per mcf,

•	13,300 mcf per day of production in the third quarter of 2017 at $2.74 per mcf,

•	11,400 mcf per day of production in the fourth quarter of 2017 at $2.99 per mcf, and

•	3,800 mcf per day of production in the year of 2018 at $2.89 per mcf.

The components of risk management on the Statement of Loss are as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Realized
Settlement of commodity contracts/assignment	$25	$(4)	$63	$7
Monetization of commodity contracts	—	—	2	18
Settlement of foreign exchange contracts	(6)	23	(6)	25
Monetization of foreign exchange contracts	—	19	32	63

Total realized risk management gain	19	38	91	113

Unrealized
Commodity contracts	(33)	(17)	(35)	(42)
Electricity swaps	1	11	2	7
Crude oil assignment	—	(4)	(1)	(7)
Foreign exchange contracts	(1)	(49)	(47)	(43)
Cross-currency swaps	(12)	7	(28)	10

Total unrealized risk management loss	(45)	(52)	(109)	(75)

Risk management gain (loss)	$(26)	$(14)	$(18)	$38

Operating costs for the second quarter of 2016 included a realized loss of $2 million (2015 – $1 million gain) and for the six months ended June 30, 2016 included a realized loss of $4 million (2015 – $4 million loss) on electricity contracts.

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes. At June 30, 2016, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$416	2016	1.299 CAD/USD
Buy US$25	2017	1.000 CAD/USD

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans (1)	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	8,994
Issued on exercise of equity compensation plans (1)	—	1
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, June 30, 2016	502,162,988	$8,995

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2016	2015	2016	2015
Basic and Diluted	502.2	502.2	502.2	501.8

For the second quarter of 2016, 12.0 million shares (2015 – 17.4 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first six months of 2016, 12.0 million shares (2015 – 17.4 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers.

Under the terms of the plan, at June 30, 2016, the number of options reserved for issuance under the Option Plan shall not exceed 4.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Six months ended June 30, 2016		Year ended December 31, 2015
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,595,728	$10.21	14,460,158	$13.91
Granted	3,534,450	1.20	5,122,600	1.85
Forfeited/ Expired	(2,138,603)	17.96	(8,987,030)	11.39

Outstanding, end of period	11,991,575	$6.17	10,595,728	$10.21

Exercisable, end of period	4,373,613	$11.18	3,907,426	$17.21

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Six months ended June 30
	2016	2015
Average fair value of options granted (per share)	$0.54	$0.63
Expected life of options (years)	4.0	4.0
Expected volatility (average)	61.0%	43.6%
Risk-free rate of return (average)	0.6%	0.6%
Dividend yield	nil	2.0%

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period. In March 2016, the Board approved that the consideration can now be paid in either cash or shares at their discretion on new grants. The Company believes that future consideration will be in the form of shares purchased on the open market at prevailing market prices. Consideration on all previous grants prior to March 2016 will continue to be paid in cash.

If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date. If the consideration is provided in shares, each outstanding RSU would be exchanged for one common share.

As consideration can now be in the form of cash or shares, all grants subsequent to March 2016 will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Six months ended June 30, 2016	Year ended December 31, 2015
Outstanding, beginning of period	6,325,954	3,166,476
Granted	11,342,200	9,156,290
Vested	(2,219,074)	(1,281,077)
Forfeited	(1,303,260)	(4,715,735)

Outstanding, end of period	14,145,820	6,325,954

Outstanding – liability method	3,092,210	6,325,954
Outstanding – equity method	11,053,610	—

The fair value of the RSU plan units under the equity method used the following weighted average assumptions:

	Six months ended June 30
	2016	2015
Average fair value of units granted (per unit)	$1.20	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	19.0%	—

At June 30, 2016, RSU plan obligations of $2 million were classified as a current liability (December 31, 2015 – $3 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2015 – $2 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU plan. At June 30, 2016, 654,206 DSUs (December 31, 2015 – 457,398) were outstanding and $1 million was recorded as a current liability (December 31, 2015 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Six months ended June 30, 2016	Year ended December 31, 2015
Outstanding, beginning of period	1,622,881	771,020
Granted	2,316,000	1,483,000
Vested	(129,881)	(294,567)
Forfeited	—	(336,572)

Outstanding, end of period	3,809,000	1,622,881

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At June 30, 2016, $2 million was classified as a non-current liability (December 31, 2015 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (RSU’s granted after March 2016), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan on units granted prior to March 2016, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2016	2015
Options	$1	$2
RSU plan – liability method	2	4
RSU plan – equity method	3	—
PSU	1	1

Share-based compensation	$7	$7

The share price used in the fair value calculation of the RSU plan liability method, PSU and DSU obligations at June 30, 2016 was $1.80 (June 30, 2015 – $2.15). Share-based compensation related to the DSU was insignificant in both periods.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, yet remain subject to certain conditions, particularly that the number of class members who “opt out”, or exclude themselves, from the Canadian settlement must not exceed a specified threshold. There can be no assurance that such threshold will not be exceeded. Prospective class members who wish to opt out of the settlement must do so no later than September 1, 2016.